Form RW
Ideal Financial Solutions, Inc.
5940 S. Rainbow Blvd.
Las Vegas, Nevada, 89119

June 1, 2010

Via EDGAR

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Michael F. Johnson

Re:	Application for Withdrawal of Registration Statement on Form 10-12G
File No. 000-53922

Dear Mr. Johnson

Ideal Financial Solutions, Inc. (the “Company”) hereby requests the withdrawal of its Registration Statement on Form 10-12G, File No. 000-53922 (the “Form 10”).  The Registrant has determined that it is not in a position to complete financial statements for the first quarter of 2010 and make other changes to the Form 10  prior to June 3, 2010, the date on which the Form 10 automatically becomes effective.  The Registrant expects to file a new Form 10 upon its completion, update and/or amendment of all required information.  Unless and until a new Form 10 is filed and becomes effective, shareholders and investors should not rely on any the financial or other information in the Form 10 subject to this withdrawal request.

Should you have any questions or comments, please contact the undersigned at (801) 706-7874 or Bryan Allen at (801) 257-7963 (telephone) or 801-532-7750 (telecopy).

Very truly yours,

Ideal Financial Solutions, Inc.

/s/ Ben Larsen

Ben Larsen
Chief Financial Officer